

Mail Stop 7010

April 16, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

      RE: Form 10-K for the fiscal year ended December 31, 2008
                File No. 1-33100

Dear Mr. Palmer:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Critical Accounting Estimates

Impairment of Assets, page 44

2. In the interest of providing readers with a better insight into your judgments in accounting for goodwill, please address the following:
    - Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination;
    - Your disclosures indicate that you use the discounted cash flow approach to determine the fair value of each reporting unit. Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
    - In your testing of the goodwill related to the Other Building Materials and Services reportable segment, please address what consideration you gave to the loss reported by this segment for the year ended December 31, 2008. Please also address what consideration you gave to your market capitalization in your testing; and
    - If applicable, please disclose how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

3. You state that current market conditions have caused you to have idle capacity. While your current strategy is to utilize this capacity to meet expected future demand, any significant decrease in this expectation or change in management's strategy could result in future impairment charges related to this excess capacity. In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:
    - Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
    - Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and
    - For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Pensions and Other Postretirement Benefits, page 45

4. The disclosures on pages 122 through 125 show a significant decrease in the funded
    status of your plans from December 31, 2007 to December 31, 2008 as well as a
    substantial reduction in the percentage of your United States pension plan assets
    invested in equity securities.   Please discuss the impact of the above factors in the
    estimates and assumptions used during the year ended December 31, 2008 as well as
    the expected impact of these factors on your future determination of net periodic
    pension costs and future pension contributions. Please also explain why your
    continued use of a 8% expected rate of return continues to be appropriate for 2008 in
    light of your current asset allocations at December 31, 2008 and current investment
    policy for the United States pension plan.

Financial Statements

Consolidated Balance Sheets, page 95 and Consolidated Statements of Stockholders'
Equity, page 96

5. The disclosures on the face of the consolidated balance sheets indicate that you have
    the same number of issued and outstanding shares of common stock at December 31,
    2008. Given your purchases of treasury stock, it is not clear why they would be the
    same number. Please advise or revise as necessary. In a similar manner to your
    presentation of shares of common stock on your statements of stockholders' equity,
    please also provide a column which shows the changes in the shares of treasury stock
    on the face of your statements of stockholders' equity.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Cost of Sales, page 99 and Properties and Depreciation, page 101

6. Please revise your accounting policy footnote to clearly state which line item(s) on
    your statements of earnings includes depreciation and amortization expense,
    including whether you allocate depreciation and amortization expense to cost of
    sales. If you do not include an allocation of depreciation or amortization expense to
    cost of sales, please revise your description of cost of sales on the face of your
    statements of earnings and elsewhere throughout the filing to indicate that cost of
    sales is exclusive of depreciation and amortization expense. Please also remove any
    references in the filing to gross margin, if you do not include a portion of your
    depreciation and amortization expense in cost of sales. See SAB Topic 11:B.

Note 15. Debt, page 119

7. Your disclosures indicate that your debt agreements for the Senior Notes and the
    Senior Credit Facilities contain covenants. Please disclose here or elsewhere in the
    filing the specific terms of any material debt covenants in your debt agreements.   For
    any material debt covenants, please disclose the required amounts/ratios as well as the
    actual amounts/ratios as of each reporting date. This will allow readers to understand
    how much cushion there is between the required amounts/ratios and the actual
    amounts/ratios. Please consider showing the specific computations used to arrive at
    the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if
    necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350
    and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures
    dated June 13, 2003. Please also disclose if there are any stated events of default
    which would permit the lenders to accelerate the debt if not cured within applicable
    grace periods or any cross default provisions in your debt agreements.

Item 11. Executive Compensation

Annual Incentives, page 61

8. Please specify what the actual working capital performance for the reported period is
    as measured versus the quarterly operating plan used as a performance objective or
    funding criterion to determine the overall incentive pool. We note the disclosure
    relating to adjusted EBIT.

                                        *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in their
    filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief